BBVA SECURITIES INC.
(A wholly-owned subsidiary of BBVA USA Bancshares, Inc. and
an indirect wholly-owned subsidiary of BBVA, S.A.)

(SEC I.D. No. 8-42857)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(c)(3)
Under the Securities Exchange Act of 1934 as
a **PUBLIC DOCUMENT**



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
BBVA Securities Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
March 1, 2021

BBVA SECURITIES INC.

(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	194,900,941
Cash segregated in compliance with Federal regulations		30,000,000
Time deposit with affiliate		2,000,000
Securities owned, at fair value		999
Securities purchased under agreements to resell		188,192,732
Receivables:		
Customers		1,647,277
Broker-dealers and clearing organizations		34,501,365
Affiliates		53,123,177
Fees		20,819,834
Net unsettled regular way trades		18,413
Interest		155,628
Office furniture, equipment and leasehold improvements, net		2,384,433
Right of use asset		3,904,670
Deferred tax asset		2,364,325
Taxes receivable		1,177,424
Other assets		3,210,423
TOTAL ASSETS	$	538,401,641

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Securities sold under agreements to repurchase	$	184,478,215
Notes payable		
Payables:		
Affiliates		5,532,482
Broker-dealers and clearing organizations		676,872
Customers		52,298,852
Interest		1,260,942
Lease Liability		3,910,650
Accrued expenses and accounts payable		16,231,264
Total liabilities		264,389,277

STOCKHOLDER'S EQUITY:

Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		198,862,820
Accumulated income		75,149,534
Total stockholder's equity		274,012,364
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	538,401,641

See accompanying notes to the financial statements.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a New York Corporation and a wholly owned subsidiary of BBVA USA Bancshares, Inc. (the "Parent"), which is a wholly owned subsidiary of BBVA, S.A. ("BBVA"), a global financial services institution headquartered in Spain. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company has an institutional and retail business. The institutional business consists of investment banking, financing transactions and institutional sales of fixed income securities. Investment banking activities include securities originations, loan syndications, and project finance services. Financing transactions include securities purchased under agreement to resell and securities sold under agreement to repurchase. The Company is a member of the Fixed Income Clearing Corporation ("FICC"). For its fixed income sales business, the Company is self-clearing and can act in the role as either principal, riskless principal and/or agent.

Through its retail business, the Company is engaged in brokerage services whereby it acts as an agent (on a fully disclosed basis) for securities transactions placed by customers of the Company. For this business, the Company has a clearing agreement with a third-party broker-dealer who is authorized to maintain customer accounts. The clearing broker clears transactions for the Company's customers and maintains the accounts on a fully disclosed basis. The Company is not authorized to maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions.

On November 15, 2020, The PNC Financial Services Group, Inc ("PNC") entered into a Stock Purchase Agreement with BBVA for the purchase by PNC of 100% of the issued and outstanding shares of the Parent, for approximately $11.6 billion in cash. PNC is not acquiring the Institutional business of the Company, but will be acquiring the retail business. Therefore, the Company will still remain as a subsidiary of BBVA post transaction, which is subject for completion pending Regulatory approvals. Completion of the transaction is estimated to take place in mid 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements.

Basis of Presentation — These financial statements are in conformity with *U.S. generally accepted accounting principles* ("US GAAP").

Use of Estimates — The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities, and certain disclosures. These estimates relate mainly to the valuation of certain financial instruments, accrual of income taxes, realization of deferred tax assets, and accrual of compensation. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Cash and cash equivalents — Cash consists of cash and cash equivalents held at banks. The carrying amount of cash and cash equivalents approximates fair value. The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Segregated in Compliance With Federal Regulations — Cash of $30,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Owned, at Fair Value — Securities owned are recorded on a trade-date basis and are carried at fair value with changes in the fair value.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase — Securities purchased under agreement to resell ("reverse repurchase agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are carried on the statement of financial condition at the amounts of cash paid or received (contract value), which includes accrued interest on the collateral, and are generally collateralized by US government securities. Where appropriate, transactions meeting the netting requirements per Accounting Standard Codification ("ASC") - *Balance Sheet Offsetting 210-20-45-11* are reported on a net basis. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the fair value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Contract values of reverse repurchase agreements and repurchase agreements approximate fair value. Accrued interest associated with the reverse repurchase agreements and repurchase agreements is accrued as interest receivable and interest payable.

Net unsettled regular- way trades — receivables and payables arising from unsettled regular-way trades are recorded net on the statement of financial condition.

Receivables from Customers and Payables to Customers — Receivables from customers include amounts receivable for securities not delivered by the Company to the purchasers in Delivery versus Payment ("DVP") trades by the contractual settlement dates ("securities failed to deliver") when the purchasers are classified as customers. Payables to customers include amounts payables for securities not received by the Company from the sellers in Receipt versus Payment ("RVP") trades by the contractual settlement dates ("securities failed to receive") when the sellers are classified as customers.

Receivables from Broker-Dealers and Clearing Organizations and Payables to Broker-Dealers and Clearing Organizations — The receivables from broker-dealer and clearing organizations balance primarily represents deposits held at clearing organizations in addition to securities failed to deliver to broker-dealers. The payables to broker-dealers and clearing organizations balance includes securities failed to receive from broker-dealers.

Receivables from Affiliates and Payables to Affiliates — Receivables from and payables to affiliates includes fees and other amounts owed from and to affiliates. Also included are amounts receivable and payable for securities failed to deliver or securities failed to receive. For securities transactions, affiliates can be considered customer or non-customer pursuant to SEC Rule 15c3-3.

Receivables from Fees — Receivables from fees primarily represents fees earned not yet received for investment banking services.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

Office Furniture, Equipment and Leasehold Improvements, net — Office furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation or amortization. Purchased software is capitalized provided certain criteria is met. Depreciation is computed principally using the straight-line method over the estimated useful lives of the related assets, which ranges between 1 and 40 years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease. Office furniture, equipment and software are tested for impairment whenever events or changes in circustances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Leases — The Company previously adopted ASU No. 2016-02, *Leases* and recognized leases with terms exceeding one year in the Statement of Financial Condition as Right of use (ROU) asset, representing the right to use the underlying asset for the lease term and a Lease liability, representing the liability to make lease payments. See Note 13 for lease disclosures.

Accrued expenses and accounts payable — Accrued expenses and accounts payable include accruals for employee related compensation, employee benefits and third party services, as well as other payables.

Income Taxes — The Company is included in the consolidated federal income tax return and certain consolidated/unitary/combined state income tax returns of the Parent and also in the Parent's consolidated financial statements. The income taxes for the Company's financial statements are calculated on a Parent-Company-Down approach. Income taxes are allocated by the Parent based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated based on subsidiaries' proportional share of the tax calculated on the consolidated return.

The Company accounts for income tax expense (benefit) using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period the change is incurred.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize their deferred tax assets, a valuation allowance is established, which would increase the provision of income taxes.

The Company accounts for its uncertain tax positions under the provisions of ASC Topic 740, *Income taxes*. The Company had no liability for uncertain tax positions as of December 31, 2020 and does not expect any significant changes in the next twelve months. With regards to uncertain tax positions, a tax position is recognized as a benefit only if it is "more likely than not" of being sustained on the basis of the technical merits. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

Fair Value Measurements — The Company defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, (i.e. the "exit price") in an orderly transaction between market participants at the measurement date in accordance with ASC No. 820, *Fair Value Measurment*. The Company is required to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories – Level 1: unadjusted quoted market prices for identical assets or liabilities in active markets; Level 2: directly or indirectly observable market-based inputs that are corroborated by market data, quoted market prices for similar assets and quoted market prices for assets in an inactive market; and Level 3: unobservable inputs that are not corroborated by market data.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Recent Accounting Pronouncements —In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. The effective date of this standard was January 1, 2020. The Company has determined that the impact from the adoption and continued application of Topic 326 is immaterial to the financial statements.

3. **TIME DEPOSIT WITH AFFILIATE**

    At December 31, 2020, the Company had a time deposit with Banco Bilbao Vizcaya Argentaria, S.A. – New York ("BBVA NY Branch") totaling $2,000,000, which matures on a monthly basis, with the option to rollover. This deposit is pledged as collateral for the operating account held at BBVA NY Branch.

4. **SECURITIES OWNED, AT FAIR VALUE**

    Securities owned, at fair value consisted of $999 of US treasury securities. All securities owned are designated as trading securities.

5. **SECURITIES PURCHASED UNDER AGREEMENT TO RESELL AND SECURITIES SOLD UNDER AGREEEMENTS TO REPURCHASE**

    The Company enters into reverse repurchase agreements and repurchase agreements to finance long US treasury securities inventory, cover short US treasury securities positions in order to prevent settlement exposure, and to act as an intermediary between different counterparties. As previously

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

noted, the Company is a member of FICC, which allows the Company to manage credit exposure arising from such transactions by entering into master netting agreements with counterparties. These agreements provide the Company, in the event of a counterparty default, with the right to net counterparty's rights and obligations. As a result, the Company can liquidate and set off collateral by the Company against the net amount owed by the counterparty. The Company engages a third-party custodian that enables the Company to take control of such collateral in the event of counterparty default. The following table presents information about the offsetting of these instruments.

	Gross Amounts (1)	Gross amounts of offset in the Statement of Financial Condition (2)	Net amounts presented in the Statement of Financial Condition
Assets			
Securities purchased under agreement to resell	$ 986,289,607	$ (798,096,875)	$ 188,192,732
Liabilities			
Securities sold under agreement to repurchase	982,575,090	(798,096,875)	184,478,215

[1] Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

Substantially all the collateral held by the Company for reverse repurchase transactions, which represent approximately 180% of the Company's total assets, consist of securities issued by the US Government. The fair value of securities received as collateral, prior to netting, was $965,743,242, and the fair value of the portion of the collateral that had been sold or repledged was $960,441,313. The Company does not maintain a credit allowance on such financing agreements due to the type of collateral received and over collateralization. Margin exposure with FICC is managed by the daily Clearing Fund Required Deposit and Intraday Funds Settlement process.

Securities sold under agreements to repurchase are accounted for as secured borrowings. The following table presents the Company's related activity, by collateral type and remaining contractual maturity.

	Remaining Maturity of the agreements				
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreement to repurchase:					
U.S. Treasury and other U.S. government agencies	$ 880,200,090	$ -	$ 102,375,000	$ -	$ 982,575,090

In the event of a significant decline in fair value of the collateral pledged for the securities sold under agreements to repurchase, the Company would be required to provide additional collateral. The Company minimizes the risk by monitoring the liquidity and credit quality of the collateral, as well as the maturity profile of the transactions.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

6. RECEIVABLES FROM CUSTOMERS AND PAYABLES TO CUSTOMERS

Receivables from and payables to customers totaling $1,647,277 and $52,298,852 represent securities failed to deliver and securities failed to receive, respectively.

7. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The receivables from broker-dealers and clearing organizations consists of securities failed to deliver of $817,099 and $33,684,266 of cash held on deposit with clearing organizations. Payables to broker-dealers consist of securities failed to receive of $505,148 and payables to Clearing Organizations of $171,724.

8. OFFICE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET

At December 31, 2020, the Company's office furniture, equipment and leasehold improvements - net, is comprised of the following:

| | | 2020 | |
	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 6,618,842	$ (6,618,842)	$ -
Work in process	974,420	(3,399)	971,021
Computers and equipment	1,539,441	(1,371,603)	167,838
Furniture and fixtures	527,308	(521,620)	5,688
Software	8,549,096	(7,345,726)	1,203,370
Mechanical equipment	367,156	(330,640)	36,516
	$ 18,576,263	$ (16,191,830)	$ 2,384,433

9. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with BBVA and other affiliated entities, such as the Parent, BBVA USA ("USA"), a subsidiary bank of the Parent, BBVA NY Branch, a subsidiary bank of BBVA, BBVA Mexico ("Bancomer"), BBVA Peru ("Peru"), and BBVA Colombia ("Colombia"). The receivables from or payables to affiliates balances arise from services performed between the Company and its affiliates. Investment banking transactions with affiliates pertain to referral fees for bond origination and/or loan syndications.

Service Level Agreements

The Company has administrative fee service agreements with BBVA NY Branch and USA, under which certain administrative services are provided to the Company, such as legal, compliance, accounts payable, internal auditing, and human resource services. In addition, the Company has administrative fee service agreements with BBVA NY Branch and USA, under which the Company provides client onboarding services.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

The Company has a networking and referral agreement with BBVA NY Branch and USA, under which referral fees are paid on bond origination and advisory deals referred to the Company.

The Company has a networking agreement with BBVA USA and BBVA Insurance Agency ("BIA") by which the Company will receive a non-exclusive, non-assignable license to use the BBVA USA trademark/trade name, access to USA customer network and premises/space to conduct broker-dealer business, access to BIA's insurance license to sell variable insurance products and related support infrastructure at its premises. Finally, certain employees of the Company provide sales and support services to USA and BIA under a dual employee expense allocation agreement.

The Company leases office space from BBVA NY Branch and USA Bank under cancellable leases.

The Company has service level agreements with BBVA, Mexico, Peru, and Colombia by which the Company acts as agent on behalf of each affiliate in fixed income securities transactions and/or swap derivative transactions.

The Company also has a service level agreements with BBVA by which the Company acts as agent on behalf of BBVA in loan portfolio services and swaps/derivatives activity.

The Company acts as a custodian on behalf of BBVA NY Branch for certain US Agency and Treasury Securities. In December 2015, the Company executed a Non-Conforming Subordination Agreement with BBVA NY Branch pertaining to this activity.

Liquidity/Capital Facilities

On June 28, 2016, the Company entered into an uncommitted demand facility agreement with BBVA USA for a revolving intraday loan facility up to $250,000,000 maturing on December 31, 2021. This agreement allows the Company to manage its intraday settlement exposure in connection with its financing and trading activity and is used daily. As of December 31, 2020 there is no outstanding balance. A collateral account control agreement was also executed with BBVA USA and a third party custodian to establish a collateral account into which the Company must pledge collateral to BBVA USA in the event the intraday line is not repaid by close of business. The Company ensures that the intraday loan facility is repaid at the end of each business day. As of December 31, 2020 there is no collateral outstanding pursuant to this agreement.

On July 18, 2016, the Company entered into an uncommitted demand facility agreement with the Parent for a revolving loan facility up to $300,000,000. On July 12, 2017, the Company entered into an amended and restated facilty agreement with the Parent for a revolving loan facility up to $350,000,000 maturing on December 31, 2021. Pursuant to the amended agreement, $200,000,000 is uncommitted and $150,000,000 is committed. The facility is intended to help facilitate the ongoing liquidity needs of the Company. The Company has agreed to pay a commitment fee of 0.50% on the average undrawn balance of the committed portion of the facility on each interest payment date. As of December 31, 2020 there is no outstanding balance pursuant to this agreement.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

On March 16, 2017, the Company entered into an uncommitted demand facility agreement with BBVA for a revolving loan facility up to $1,000,000,000 maturing on March 16, 2023 to be used for trade settlement purposes. The Company has not drawn against this facility in 2020.

The Company has a Revolving Note and Cash Subordination Agreement ("the Revolver") with BBVA. The Revolver was executed on March 16, 2017 with a maturity date of March 16, 2023 for a maximum of $450,000,000. Any amounts advanced under the Revolver will be considered net capital for regulatory purposes under *15C3-1- Net Capital Requirements for Brokers or Dealers* on the date drawn, but will not be considered as equity in the Company's statement of financial condition. During the year, the Company has drawn down on this Revolver and repaid it fully shortly thereafter. As of December 31, 2020 there is no outstanding balance.

Assets and liabilities with related parties consisted of the following:

Assets:	
Cash	$ 22,415,197
Time deposit with affiliate	2,000,000
Securities purchased under agreements to resell	186,567,733
Receivable from affiliates (fails)	52,804,000
Receivable from affiliates (other)	319,177
Interest receivable	2,238
Total assets:	$ 264,108,345
Liabilities:	
Securities sold under agreements to repurchase	$ 6,425,715
Payable to affiliates (fails)	1,479,962
Payable to affiliates (other)	4,052,520
Interest payable	13,610
Total liabilities:	$ 11,971,807

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

10. INCOME TAXES

The total deferred tax asset at December 31, 2020 is composed of the following:

Deferred tax assets:		
State and City net operating loss carry forwards	$	6,290
Deferred compensation		3,335,233
Leases - ROU Liabilities		908,053
Total deferred tax asset		4,249,576
Valuation allowance		-
Total deferred tax asset		4,249,576
Deferred tax liabilities:		
Depreciation	$	310,872
Pension		210,075
Leases - ROU Assets		906,664
Other		457,640
Total deferred tax liabilities		1,885,251
Net deferred tax assets	$	2,364,325

As of December 31, 2020, the Company has approximately $120 thousand of net operating loss (NOL) carry forwards for future utilization for New York and Alabama state income tax purposes which will begin to expire 2026. These carryforwards expire as follows:

2026	$	633
2027		665
2030		-
2031		-
2032		55,775
2033		62,663
Total	$	119,736

Management believes that based on the weight of available positive and negative evidence, it is more-likely-than-not that all of the DTAs will be realized.

As discussed in Note 1, the Company is included in the Parent's consolidated federal income tax return and state income tax returns, while filing separate state income tax returns in its remaining jurisdictions. The Company remains subject to examination for federal, state and local jurisdictions for the tax years 2017 through 2020.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and regulation 1.17 under the Commodity Exchange Act, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the rules. At December 31, 2020, the Company had net capital of $222,348,850, which exceeded the minimum requirement of $250,000 by $222,098,850.

Certain of the Company's proprietary accounts are held at the Company's clearing broker's Proprietary Accounts of Brokers and Dealers ("PAB") and are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. This agreement requires, among other things, that the clearing broker perform a computation of PAB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

12. COMMITMENTS AND CONTINGENCIES

Lease Commitments

In accordance with ASC 842, *Leases* the Company has recorded on its Statement of Financial Condition the Right of use asset and the Lease liability. The discount rate (2.36%) used in determining the present value of the lease is the incremental borrowing rate incurred by BBVA NY Branch, which the Company leases office space from under a cancelable lease. The Company does not have the option to extend nor terminate the lease. As of December 31, 2020, the Company's Right of Use Asset is $3,904,670 and the Lease liability, consisting of the total undiscounted lease payments, is $3,910,650 less imputed interest of $102,099. At December 31, 2020, the future minimum rental commitments under this cancelable lease are as follows:

2021	1,023,481
2022	1,023,481
2023	1,023,481
2024	1,023,481
Total	$ 4,093,924

In the normal course of business, the Company may enter into other legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

Legal and Regulatory Proceedings

In the ordinary course of business, the Company is subject to legal proceedings, including claims, litigation, investigations and administrative proceedings, all of which are considered incidental to the normal conduct of business. The Company believes it has substantial defenses to the claims asserted

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

against it in its currently outstanding legal proceedings and, with respect to such legal proceedings, intends to defend itself vigorously. Set forth below are descriptions of certain of the Company's legal proceedings.

In October 2016, the Company was named as a defendant in a putative class action lawsuit filed in the District Court of Harris County, Texas, *St. Lucie County Fire District Firefighters' Pension Trust, individually and on behalf of all others similarly situated v. Southwestern Energy Company, et al.*, wherein the plaintiffs allege that Southwestern Energy Company, its officers and directors, and the underwriting defendants (including the Company) made inaccurate and misleading statements in the registration statement and prospectus related to a securities offering. The plaintiffs seek unspecified monetary relief. The Company believes there are substantial defenses to these claims and intends to defend them vigorously.

In July 2020, the Company was named as a defendant in a putative class action lawsuit filed in the Supreme Court of the State of New York, County of New York, City of Miami Fire Fighters' and Police Officers' Retirement Trust, *individually and on behalf of all others similarly situated v. Occidental Petroleum Corporation, et al.,* wherein the plaintiffs allege that Occidental Petroleum Corporation, its officers and directors, and the underwriting defendants (including the Company) made inaccurate and misleading statements in the registration statement and prospectus related to a securities offering. The plaintiffs seek unspecified monetary relief. The Company believes there are substantial defenses to these claims and intends to defend them vigorously.

The Company is or may become involved from time to time in information-gathering requests, reviews, investigations and proceedings (both formal and informal) by various governmental regulatory agencies, law enforcement authorities and self-regulatory bodies regarding the Company's business. Such matters may result in material adverse consequences, including without limitation adverse judgments, settlements, fines, penalties, orders, injunctions, alterations in the Company's business practices or other actions, and could result in additional expenses and collateral costs, including reputational damage, which could have a material adverse impact on the Company's business, consolidated financial position, results of operations or cash flows.

The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments. Where a loss is not probable or the amount of a probable loss is not reasonably estimable, the Company does not accrue legal reserves. As at December 31, 2020, there were no such matters where a loss was both probable and reasonably estimable.

Additionally, for those matters where a loss is reasonably possible and the amount of loss is reasonably estimable, the Company estimates the amount of losses that it could incur beyond the accrued legal reserves. Under U.S. GAAP, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." At December 31, 2020, there were no such matters where a loss was reasonably possible and reasonably estimable.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

Financing Transactions

As stated in Note 6, the Company enters into repurchase transactions which are primarily covered by a master netting agreement and qualify for netting. At December 31, 2020, the Company entered into $982,575,090 of repurchase transactions that are secured by collateral from US treasury securities. The value of the Company's US treasury securities pledged against such repurchase transactions is $960,441,313, the remaining amount of repurchase transactions are collateralized by collateral received on reverse repurchase agreements.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy obligations.

The Company enters into forward starting reverse repurchase agreements and repurchase agreements. This type of activity has a start date of one or more business days greater than the trade date. Due to this characteristic, the Company considers this activity as a commitment and reports it off-balance sheet until the transactions reach their start date. At that point, the transactions will be reflected on the balance sheet and follow the process as stated in Note 6. As of December 31, 2020 the Company did not have any forward starting repurchase agreements outstanding.

As a member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), the Company participates in the Capped Contingency Liquidity Facility (CCLF). CCLF is a commitment by FICC's solvent firms to enter into a repurchase agreement with FICC in the event a member firm fails, the funding to offset FICC's portfolio would be sourced across FICC's solvent members. As of December 31, 2020, the Company's commitment to the CCLF was $17,287,517 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

13. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

Defined Contribution Plan

The Company participates in the defined contribution plan sponsored by the Parent, which is intended to meet the requirements of Sections 401(a), 401(k), 409 and 501(a) of the Internal Revenue Code of 1986, as amended, and the requirements of ERISA. Under the traditional employee portion of the defined contribution plan, employees may contribute up to 75% of their compensation on a pretax basis subject to statutory limits. The Company makes matching contributions equal to 100% of the first 3% of compensation deferred, plus 50% of the next 2% of compensation deferred. The Company may make additional non-matching contributions to the plan.

Under the employer funded portion of the defined contribution plan, the Company makes contributions on behalf of each participant in the plan based on eligible pay and years of service. The Company's contributions range from 2% to 4% of the participants eligible pay.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

14. FINANCIAL INSTRUMENT AND RELATED RISKS

Off Balance Sheet Risk

In the normal course of business, the Company's activities may involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers and international banks that are members of major regulated exchanges and affiliates. In the case that the Company is involved in executions and settlements of securities transactions, the Company records customer securities transactions on a trade-date basis in conformity with the settlement cycle of the respective countries. Therefore, the Company could be exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. The Company's agreements with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

Credit Risk

For transactions in which the Company has the ability to extend credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary. As of December 31, 2020, the Company was not involved in the aforementioned business activity, with the exception of reverse repurchase agreements and repurchase agreements as noted in Note 6.

The Company clears its securities transactions from its retail business through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2020, the Company has recorded no liability with regard to this right. During 2020, the Company paid the clearing broker an immaterial amount related to these guarantees. In addition, the Company has the right to pursue collection on performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

15. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the fair value accounting guidance required under ASC Topic 820, *Fair Value Measurements and Disclosures,* which requires the Company to disclose the estimated fair values of financial instruments, for which it is practical to estimate. Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

Level 1 — Quoted prices in active market for identical assets or liabilities that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 includes listed equity securities and listed derivatives. As required by ASC 820, the Company, to the extent that it holds such investments, does not adjust the quoted price for these investments.

Level 2 — Pricing inputs are observable, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or by other means.
Fair value is determined through the use of models or other valuation methodologies using observable inputs. The types of investments which would generally be included in this category are publicly traded securities with restrictions on distribution, corporate bonds or municipal securities.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by the Company. Level 3 assets and liabilities would include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar pricing techniques based on the Company's own assumptions about what market participants would use to price the asset or liability. The types of investments that would generally be included in this category include debt and equity securities issued by private entities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. The Company's valuation methodologies may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

Securities owned and securities sold, not yet purchased, are recorded at fair value on a recurring basis. At December 31, 2020 securities owned consisted of US treasury securities. The fair value of US treasuries is based on unadjusted quoted market prices in an active market. The Company had no Securities sold, not yet purchased outstanding at December 31, 2020.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

Transfers of financial instruments between different levels of fair value hierarchy are recorded as of the end of the reporting period. During the year ended December 31, 2020, there were no transfers of financial instruments between different levels of the fair value hierarchy.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Securities owned, at fair value:				
US Treasuries	$ 999	$ -	$ -	$ 999
	$ 999	$ -	$ -	$ 999

Estimated Fair Value of Financial Instruments Carried at Approximate Fair Value

The fair values of the other financial assets and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest market rates.

The table below represents the carrying value and estimated fair value of the Company's financial instruments which are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. In addition, the table excludes the values of non financial assets and liabilities.

	Level 1	Level 2	Level 3	Estimated fair value	Carrying value
Assets:					
Cash and cash equivalents	$ 194,900,941	$ -	$ -	$ 194,900,941	$ 194,900,941
Cash segregated in compliance with Federal regulations	30,000,000	-	-	30,000,000	30,000,000
Time deposit with affiliate	2,000,000	-	-	2,000,000	2,000,000
Securities purchased under agreements to resell	-	188,192,732	-	188,192,732	188,192,732
Receivables:					
Customers	-	1,647,277	-	1,647,277	1,647,277
Broker-dealers and clearing organizations	-	34,501,365	-	34,501,365	34,501,365
Affiliates	-	53,123,177	-	53,123,177	53,123,177
Interest	-	155,628	-	155,628	155,628
Fees	-	20,819,834	-	20,819,834	20,819,834
	-	18,413	-	18,413	18,413
Other Assets	-	3,210,423	-	3,210,423	3,210,423
	$ 226,900,941	$ 301,668,849	$ -	$ 528,569,790	$ 528,569,790
Liabilities:					
Securities sold under agreements to repurchase	$ -	$ 184,478,215	$ -	$ 184,478,215	$ 184,478,215
Payables:					
Customers	-	52,298,852	-	52,298,852	52,298,852
Broker-dealers and clearing organizations	-	676,872	-	676,872	676,872
Affiliates	-	5,532,482	-	5,532,482	5,532,482
Interest	-	1,260,942	-	1,260,942	1,260,942
Accrued expenses and accounts payable	-	16,231,264	-	16,231,264	16,231,264
	$ -	$ 260,478,627	$ -	$ 260,478,627	$ 260,478,627

Fair value can vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, market perceptions as existing assets and liabilities as run off and new transactions are entered into.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USA BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

16. SUBSEQUENT EVENTS

The Company evaluated subsequent events up to the date the financial statements were issued, which was March 1, 2021. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, these financial statements.

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